ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

28 October 2002

02060260

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 25 October 2002, Re: Extraordinary General Meeting for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

12/19

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 2164[illegible]

Form Version 2.0

General Announcement

Reference No AA-021025-62682

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **ANGKASA MARKETING BERHAD**

* Stock name : **ANGKASA**

* Stock code : **5061**

* Contact person : **Wong Phooi Lin**

* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of the Company held on 25 October 2002, the shareholders of the Company have approved the following ordinary resolutions:

ORDINARY RESOLUTION 1

Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd for a cash sum of RM3.365 million by Tan Sri William H.J. Cheng

THAT subject to the approvals of all relevant authorities being obtained, the Company do hereby approve the proposed subscription by Tan Sri William H.J. Cheng ("TSWC") of 2,530,000 new ordinary shares of RM1.00 each ("Shares") in Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of the Company, for a cash consideration of RM3.365 million and the allotment and issuance of such ATE Shares to Andar Investment Pte Ltd, a nominee of TSWC pursuant to the Subscription Agreement dated 10 November 2000 entered into between TSWC, AMB Venture Sdn Bhd ("AMBV") and ATE (as varied by the Supplemental Subscription Agreement dated 9 January 2001 and the letter of nomination dated 19 March 2001) ("Proposed Subscription");

AND THAT the new ATE Shares shall, upon allotment and issue, rank pari passu in all respects with the then existing ATE Shares in issue except that they will not be entitled to any rights, allotments or other distributions that may be declared prior to the date of allotment of the ATE Shares;

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Subscription, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Subscription, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority.

ORDINARY RESOLUTION 2

Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd by AMB Venture Sdn Bhd to Lion Asiapac Limited

THAT contingent upon the passing of Ordinary Resolution 1 above and subject to the approvals of all relevant

ANGKASA MARKETING BERHAD (41515-D)

Secretary

authorities being obtained, approval be and is hereby given for AMBV, a wholly-owned subsidiary of the Company, to dispose of its entire holding of 25,000,000 ATE Shares, representing approximately 90.81% equity interest in the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") pursuant to the Conditional Sale and Purchase Agreement dated 10 November 2000 entered between AMBV, TSWC and LAP (as varied by the Supplemental Agreements dated 9 January 2001, 30 June 2001, 28 September 2001, 28 December 2001, 30 April 2002 and 5 August 2002 and the letters dated 20 November 2001 and 28 December 2001) for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) to be wholly satisfied by an issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP ("LAP Shares") at par together with 149,022,728 free detachable LAP warrants ("LAP Warrants") attached, and subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) owing by ATE to Anhui Jianghuai Automotive Group Co Ltd ("Proposed Disposal");

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Disposal, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority.

ORDINARY RESOLUTION 3

Proposed offer for sale by AMB Venture Sdn Bhd of up to 25% of the consideration shares with free detachable warrants in Lion Asiapac Limited receivable by AMB Venture Sdn Bhd, to the shareholders of Lion Asiapac Limited (apart from Amalgamated Containers Berhad and other parties deemed connected to AMB Venture Sdn Bhd) and/or the public in Singapore

THAT contingent upon the passing of Ordinary Resolutions 1 and 2 above and subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for AMBV to make an offer for sale of up to 25% of the total LAP Shares with free detachable LAP Warrants to be issued to AMBV as consideration pursuant to the Proposed Disposal, to shareholders of LAP (apart from Amalgamated Containers Berhad and other parties deemed connected to AMBV) ("Eligible Shareholders") and/or the public in Singapore at an offer price of not less than SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant attached ("Proposed Offer For Sale");

AND THAT authority be and is hereby given for AMBV to set the basis for determining the entitlements of the Eligible Shareholders, the total number of LAP Shares with free detachable LAP Warrants to be offered, and the offer price of the LAP Shares with free detachable LAP Warrants provided that the offer price is not less than SGD0.25 for each LAP Share with one (1) free detachable LAP Warrant;

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of effecting the Proposed Offer For Sale, to enter into any agreement(s) and to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and complete the Proposed Offer For Sale as may be agreed by any relevant authority.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

25 OCT 2002